Filed by LGL Systems Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LGL Systems Acquisition Corp.

Commission File No. 333-256129

LGL Systems Acquisition Corp. Files Amended Registration Statement and Proxy

Statement/Prospectus, Sets Record Date for Stockholders Eligible to Vote on Business Combination

Transaction Expected to Close in Q3 2021

McLean, VA & Reno, NV (July 14, 2021) – LGL Systems Acquisition Corp. (NYSE: DFNS) (“LGL” or “the Company”), a special purpose acquisition company formed to help advance domestic and international defense, announced today that it filed an amended registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the proposed business combination with IronNet Cybersecurity, Inc. (“IronNet”), an innovative leader transforming cybersecurity through Collective Defense, on July 2, 2021. The registration statement on Form S-4 also includes a document that serves as a prospectus and proxy statement of LGL, referred to as a proxy statement/prospectus. The Company set the close of business on July 19, 2021 as the record date for the determination of stockholders of LGL eligible to vote at its special meeting of stockholders to be held for purposes of approving the proposed business combination (the “Special Meeting”).

Only stockholders who hold LGL shares on July 19, 2021 will be eligible to vote at the Special Meeting. The approval of the proposed business combination will require the affirmative vote of the holders of a majority of the outstanding shares of LGL common stock (voting together as a single class) that are present in person (which would include presence at a virtual meeting) or by proxy at the special meeting and entitled to vote thereon. The approval of the proposals to amend the Company’s certificate of incorporation will require the affirmative vote of the holders of a majority of the outstanding shares of LGL common stock (voting together as a single class) and the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock. Other proposals to be presented at the Special Meeting have different voting requirements.

IronNet’s financial results for its first fiscal quarter ended April 30, 2021 and LGL’s financial results for its first fiscal quarter ended March 31, 2021 were included in the amended Registration Statement filed on July 2, 2021. The update included first quarter results on a separate and a pro forma combined basis for both IronNet and LGL.

The combined company is expected to receive approximately $267 million in net proceeds, assuming no redemptions by LGL’s existing public stockholders, including proceeds from a $125 million PIPE transaction. Upon the closing of the business combination, expected in the third quarter of 2021, the combined company will be renamed “IronNet, Inc.” and will be listed on the New York Stock Exchange and trade under the ticker symbol “IRNT.”

The amended Registration statement and proxy statement/prospectus are subject to SEC review and stockholders are not required to take any action at this time. Once final, a definitive proxy statement will be mailed together with a proxy card to LGL stockholders who hold shares as of the close of business on July 19, 2021. The definitive proxy statement will include the date and time of the Special Meeting.

About LGL Systems Acquisition Corp.

LGL Systems Acquisition Corp. is a blank check company formed for the purpose of effecting a merger with a target business in the cybersecurity, C4ISR, data processing, and/or analytics sectors, with a broad range of applications across the aerospace, defense, and communication end markets.

About IronNet

Founded in 2014 by GEN (Ret.) Keith Alexander, IronNet Cybersecurity is a global cybersecurity leader that is transforming how organizations secure their networks by delivering the first-ever Collective Defense platform operating at scale. Employing a high number of former NSA cybersecurity operators with offensive and defensive cyber experience, IronNet integrates deep tradecraft knowledge into its industry-leading products to solve the most challenging cyber problems facing the world today.

Important Information and Where to Find It

This press release relates to a proposed transaction between LGL Systems Acquisition Corp. (“LGL”) and IronNet Cybersecurity, Inc. (“IronNet”). LGL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement to be distributed to LGL’s stockholders in connection with LGL’s solicitation of proxies for the vote by LGL’s stockholders in connection with the proposed business combination and other transactions described in the Registration Statement, as well as a preliminary prospectus relating to the offer of LGL’s securities to be issued to IronNet’s stockholders in connection with the completion of the proposed business combination described in the Registration Statement. After the Registration Statement is declared effective, LGL will mail the definitive proxy statement/prospectus to stockholders of LGL as of a record date to be established for voting on the proposed business combination. LGL also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF LGL ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED BY LGL FROM TIME TO TIME WITH THE SEC

CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LGL and IronNet once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LGL when and if available, can be obtained free of charge on LGL’s website at https://www.dfns.ai or by directing a written request to LGL Systems Acquisition Corp., 165 Liberty St., Suite 220, Reno, NV 89501 or to info@dfnsi.ai.

Participants in the Solicitation

LGL and IronNet and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of LGL’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of proxies from LGL’s stockholders in connection with the proposed transactions described in the Registration Statement and the interests that such persons have in the proposed business combination are set forth in the proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding IronNet’s business combination with LGL. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements, including statements relating to IronNet’s future financial performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside LGL’s or IronNet’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by LGL stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; IronNet’s ability to execute on its plans to develop and market new products and the timing of these development programs; IronNet’s estimates of the size of the markets for its products; the rate and degree of market acceptance of IronNet’s products; the success of other competing technologies that may become available; IronNet’s ability to identify and integrate acquisitions; the performance of IronNet’s products; potential litigation involving LGL or IronNet; and general economic and market conditions impacting demand for IronNet’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described under the heading “Risk Factors” in the proxy statement/prospectus included in the Registration Statement, LGL’s Annual Report on Form 10-K (as amended), Quarterly Reports on Form 10-Q, and other documents filed by LGL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither LGL nor IronNet undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

IronNet Contacts:

IronNet Investor Contacts: Michael Bowen and Ryan Gardella: IronNetIR@icrinc.com

IronNet Media Contact: Kate Duchaney: ironnet@matternow.com